Exhibit 99.1

AUSTIN GOLD CORP.

UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Expressed in United States dollars)

AUSTIN GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Unaudited - Expressed in United States dollars

		September 30,	December 31,
	Note	2024	2023
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$555,712	$907,551
Short-term investments	4	5,165,001	8,618,386
Receivables and other	5	452,969	190,564
		6,173,682	9,716,501
Non-current assets
Marketable securities		10,247	7,422
Exploration and evaluation (“E&E”) assets	6	3,762,497	2,280,490
Property and equipment	7	10,357	827
Total assets		$9,956,783	$12,005,240
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	8, 10	$111,196	$676,605
		111,196	676,605
SHAREHOLDERS’ EQUITY
Share capital	9	16,568,175	16,568,175
Other reserves	9	3,211,721	2,355,931
Accumulated other comprehensive income (loss) (“AOCI”)		(574,949)	(574,949)
Deficit		(9,359,360)	(7,020,522)
		9,845,587	11,328,635
Total liabilities and shareholders’ equity		$9,956,783	$12,005,240
Nature of operations and going concern	1
Commitments	12

Approved on behalf of the Board of Directors:

“Tom S.Q. Yip”	“Joseph J. Ovsenek”
Tom S.Q. Yip	Joseph J. Ovsenek
Chair of the Audit Committee and Director	Chairman and Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

AUSTIN GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

Unaudited - Expressed in United States dollars, except for share data

		For the three months ended		For the nine months ended
	Note	September 30,	September 30,	September 30,	September 30,
		2024	2023	2024	2023
Administrative expenses
Investor relations and marketing		$548,200	$37,695	$821,669	$104,100
Share - based compensation	9, 10	184,026	39,875	749,389	179,762
Management salaries and consulting fees	10	156,839	154,476	478,607	427,232
Insurance		66,213	86,797	224,658	273,254
Professional fees		40,373	35,396	182,966	222,778
Listing and filing fees		2,728	52,598	65,874	153,954
Shareholder information		1,057	4,988	41,499	47,101
General and administrative		8,789	3,035	29,068	12,327
Travel expenses		8,577	5,468	21,771	12,927
Depreciation	7	612	89	1,470	266
Operating loss		(1,017,414)	(420,417)	(2,616,971)	(1,433,701)
Write-off of E&E assets	6	(2,713)	(1,471)	(3,763)	(1,225,129)
Foreign exchange (loss) gain		613	(442)	(521)	2,130
Unrealized fair value gain (loss) on marketable securities		(4,097)	149	2,825	(7,562)
Interest and finance income		75,568	130,069	279,742	366,700
Loss before taxes		(948,043)	(292,112)	(2,338,688)	(2,297,562)
Current income tax expense		—	—	(150)	(155)
Loss and comprehensive loss for the period		$(948,043)	$(292,112)	$(2,338,838)	$(2,297,717)
Loss per share - basic and diluted		$(0.07)	$(0.02)	$(0.18)	$(0.17)
Weighted average number of shares		13,271,750	13,271,750	13,271,750	13,271,750

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

AUSTIN GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited - Expressed in United States dollars

		For the three months ended		For the nine months ended
	Note	September 30,	September 30,	September 30,	September 30,
		2024	2023	2024	2023
Cash flows used in operating activities
Net loss for the period		$(948,043)	$(292,112)	$(2,338,838)	$(2,297,717)
Items not affecting cash:
Current income tax expense		—	—	150	155
Depreciation	7	612	89	1,470	266
Interest and finance income		(75,568)	(130,069)	(279,742)	(366,700)
Share-based compensation	9,10	184,026	39,875	749,389	179,762
Unrealized fair value (gain) loss on marketable securities		4,097	(149)	(2,825)	7,562
Unrealized foreign exchange (gain) loss		82	107	(124)	(51)
Write-off of E&E assets	6	2,713	1,471	3,763	1,225,129
Changes in non-cash working capital items:
Receivables and other		(213,159)	79,368	(262,405)	(10,722)
Accounts payable and accrued liabilities		4,650	(21,219)	(58,396)	2,968
Income taxes paid		—	—	(150)	(155)
Net cash used in operating activities		(1,040,590)	(322,639)	(2,187,708)	(1,259,503)
Cash flows generated by investing activities
Purchase of property and equipment	7	—	—	(11,000)	—
Expenditures on E&E assets		(432,685)	(818,273)	(1,884,389)	(1,112,719)
Interest received		170,671	162,009	333,127	405,679
Purchase of short-term investments		(3,350,000)	(4,000,000)	(6,100,000)	(12,000,000)
Redemption of short-term investments		4,000,000	6,500,000	9,500,000	16,500,000
Net cash generated by investing activities		387,986	1,843,736	1,837,738	3,792,960
(Decrease) increase in cash and cash equivalents for the period		(652,604)	1,521,097	(349,970)	2,533,457
Cash and cash equivalents, beginning of period	3	1,207,937	1,644,336	907,551	630,623
Effect of foreign exchange rate changes on cash and cash equivalents		379	(1,246)	(1,869)	107
Cash and cash equivalents, end of period	3	$555,712	$3,164,187	$555,712	$3,164,187

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

AUSTIN GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Unaudited - Expressed in United States dollars, except for share data

		Number of
		common	Share	Other
	Note	shares	capital	reserves	AOCI	Deficit	Total
Balance - December 31, 2022		13,271,750	$16,329,958	$2,044,692	$(574,949)	$(3,019,851)	$14,779,850
Value assigned to share options and warrants vested	9	—	—	209,658	—	—	209,658
Loss for the period		—	—	—	—	(2,297,717)	(2,297,717)
Balance - September 30, 2023		13,271,750	$16,329,958	$2,254,350	$(574,949)	$(5,317,568)	$12,691,791
Balance - December 31, 2023		13,271,750	$16,568,175	$2,355,931	$(574,949)	$(7,020,522)	$11,328,635
Value assigned to share options and warrants vested	9	—	—	855,790	—	—	855,790
Loss for the period		—	—	—	—	(2,338,838)	(2,338,838)
Balance - September 30, 2024		13,271,750	$16,568,175	$3,211,721	$(574,949)	$(9,359,360)	$9,845,587

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

AUSTIN GOLD CORP.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
Expressed in United States dollars, except for share data

1. NATURE OF OPERATIONS AND GOING CONCERN

(a) Nature of operations

Austin Gold Corp. (the “Company”) was incorporated on April 21, 2020, in British Columbia (“BC”), Canada. The Company is a reporting issuer in BC and its common shares are traded on the NYSE American stock exchange under the symbol “AUST”. The Company’s principal place of business is the 9th Floor, 1021 West Hastings Street, Vancouver, BC, Canada, V6E 0C3.

The Company is focused on the acquisition, exploration and evaluation of mineral resource properties primarily in the western United States of America (“USA”).

The Company has not yet determined whether its mineral resource properties contain mineral reserves that are economically recoverable. The continued operation of the Company is dependent upon the preservation of its interest in its properties, the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration, evaluation and development of such properties and upon future profitable production or proceeds from the disposition of such properties.

(b) Going concern assumption

These unaudited condensed interim consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for at least twelve months from September 30, 2024. The Company has incurred ongoing losses and expects to incur further losses in the advancement of its business activities. For the nine months ended September 30, 2024, the Company incurred a net loss of $2,338,838 (2023 – $2,297,717) and used cash in operating activities of $2,187,708 (2023 – $1,259,503). As at September 30, 2024, the Company had cash and cash equivalents of $555,712 (December 31, 2023 – $907,551), a working capital (current assets less current liabilities) surplus of $6,062,486 (December 31, 2023 – $9,039,896) and an accumulated deficit of $9,359,360 (December 31, 2023 – $7,020,522).

The operations of the Company have primarily been funded by the issuance of common shares. These unaudited condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Management estimates its current working capital will be sufficient to fund its current level of activities for at least the next twelve months.

2. MATERIAL ACCOUNTING POLICY INFORMATION

(a) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting using accounting policies consistent with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s material accounting policy information applied in these unaudited condensed interim consolidated financial statements are the same as those disclosed in Note 3 of the Company’s annual consolidated financial statements for the years ended December 31, 2023, 2022 and 2021. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

The functional currency of the Company and its subsidiary is the United States dollar (“USD” or “$”). The presentation currency of these unaudited condensed interim consolidated financial statements is USD. Any reference to Canadian dollars is denoted by “C$” or “CAD”.

AUSTIN GOLD CORP.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
Expressed in United States dollars, except for share data

2. MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 6, 2024.

(b) Significant accounting estimates and judgments

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and policy judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant accounting policy judgments include:

●	The assessment of the Company’s ability to continue as a going concern which requires judgment related to future funding available to identify new business opportunities and meet working capital requirements, the outcome of which is uncertain (refer to Note 1b); and
●	The application of the Company’s accounting policy for impairment of E&E assets which requires judgment to determine whether indicators of impairment exist including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further E&E of resource properties are budgeted and evaluation of the results of E&E activities up to the reporting date. Management assessed impairment indicators for the Company’s E&E assets and has concluded that no impairment indicators exist as of September 30, 2024.

(c) New accounting standards and recent pronouncements

The following standards, amendments and interpretations have been issued but are not yet effective:

●	In April 2024, the IASB issued IFRS 18 – Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. The new standard on presentation and disclosure in financial statements focuses on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. Many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is in the process of assessing the impact of this standard.

There are no other IFRS Accounting Standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a significant impact on the Company.

3. CASH AND CASH EQUIVALENTS

As at September 30, 2024, the composition of cash and cash equivalents consists of cash in the amount of $555,712 (December 31, 2023 – $907,551). The Company does not hold any term deposits with an original maturity date of less than three months.

AUSTIN GOLD CORP.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
Expressed in United States dollars, except for share data

4. SHORT-TERM INVESTMENTS

	September 30,	December 31,
	2024	2023
Term deposits	$4,409,046	$7,084,482
Redeemable short - term investment certificates (“RSTICs”)	755,955	1,533,904
	$5,165,001	$8,618,386

As at September 30, 2024, the term deposits mature between November 12, 2024 and June 9, 2025 and the RSTICs mature on July 22, 2025.

5. RECEIVABLES AND OTHER

	September 30,	December 31,
	2024	2023
Prepaid expenses and deposits	$439,637	$156,234
Tax receivables	13,332	34,330
	$452,969	$190,564

6. E&E ASSETS

The E&E assets of the Company, by property and nature of expenditure, as of September 30, 2024 were as follows:

	Kelly	Lone	Stockade		Fourmile
	Creek	Mountain	Mountain	Miller	Basin	Total
Balance - December 31, 2023	$636,708	$776,682	$867,100	$—	$—	$2,280,490
E&E expenditures:
Acquisition costs	20,000	—	15,000	—	—	35,000
Assays	—	41,135	21,101	—	—	62,236
Consulting	900	65,340	190,165	900	1,650	258,955
Drilling	—	—	543,613	—	—	543,613
Field supplies and rentals	—	1,070	81,008	—	—	82,078
Field work	—	60,050	60,613	—	—	120,663
Geophysics	—	—	3,180	—	—	3,180
Government payments	21,023	161,568	56,092	(3)	378	239,058
Share-based compensation	35,467	35,467	35,467	—	—	106,401
Technical and assessment reports	—	19,600	—	—	—	19,600
Travel	—	3,821	10,327	—	838	14,986
Write-off of E&E assets	—	—	—	(897)	(2,866)	(3,763)
Total E&E expenditures	77,390	388,051	1,016,566	—	—	1,482,007
Balance - September 30, 2024	$714,098	$1,164,733	$1,883,666	$—	$—	$3,762,497

(a) Kelly Creek Project (Nevada, USA)

The Company entered into an agreement with Pediment Gold LLC (“Pediment”), a subsidiary of URZ3 Energy Corp. (“URZ”) (formerly Nevada Exploration Inc. (“NGE”)), for an option to earn up to a 70% interest in a joint venture on the Kelly Creek Project.

AUSTIN GOLD CORP.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
Expressed in United States dollars, except for share data

6. E&E ASSETS (Continued)

On June 3, 2024, the Company and Pediment agreed to amend the terms of the option to enter joint venture agreement. Under this third amendment, the Company may exercise the option to earn a 51% interest in the project by incurring a cumulative total of C$2,500,000 (in progress) of E&E expenditures on the project by June 30, 2027. The cumulative total includes E&E expenditures incurred on the project to date in the amount of $923,757.

The Company has the option to increase its participating interest by an additional 19% to a total of 70% by incurring an additional C$2,500,000 on E&E expenditures with no time limit, although the Company must continue to pay the underlying property lease payments and the United States Department of the Interior Bureau of Land Management (“BLM”) and county fees to keep the properties subject to the joint venture in good standing.

There are minimum annual royalty payments required by the Company as part of an underlying agreement within the Kelly Creek Project. On June 6, 2024, the Company and Julian Tomera Ranches, Inc. agreed to amend the terms of the mining lease agreement (the “Hot Pot Agreement”). Under this sixth amendment, the Company is subject to the following minimum payments:

September 16, 2021	$30,000	Paid
September 16, 2022	$30,000	Paid
September 16, 2023	$30,000	Paid
September 16, 2024	$20,000	Paid
September 16, 2025	$20,000
September 16, 2026	$25,000
September 16, 2027 and every year thereafter	$30,000

Any mineral production on the claims is subject to a 3.0% net smelter return royalty which can be reduced to 2.0% upon payment of $2,000,000. The Hot Pot lease and any additional property within 2.5 miles of the original boundary of the claims is also subject to 1.25% net smelter return royalty in favour of Battle Mountain Gold Exploration Corporation.

(b) Lone Mountain Property (Nevada, USA)

The Company entered into a mineral lease agreement with an option to purchase the Lone Mountain Project with NAMMCO. Under the terms of the agreement, the Company is subject to the following pre-production payments:

Signing of the lease	$80,000	Paid
November 1, 2021	$30,000	Paid
November 1, 2022	$20,000	Paid
November 1, 2023	$20,000	Paid
November 1, 2024	$30,000	Paid	(1)
November 1, 2025 and every year thereafter(2)	$30,000

(1)	Paid subsequent to September 30, 2024.
(2)	Pre-production payments increase by $10,000 every year after November 1, 2025 to a maximum of $200,000.

AUSTIN GOLD CORP.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
Expressed in United States dollars, except for share data

6. E&E ASSETS (Continued)

The Company is required to incur the following minimum E&E expenditures on the property:

September 1, 2024	$150,000	Completed
September 1, 2025	$250,000	In progress
September 1, 2026	$300,000	In progress
September 1, 2027	$300,000	In progress
September 1, 2028	$400,000	In progress
September 1, 2029(1)	$400,000	In progress

(1)	The work commitment terminates when $1,800,000 has been spent on the property.

Any mineral production on the claims is subject to a 3.0% net smelter return royalty. The net smelter return royalty can be reduced by 0.5% to 2.5% for $2,000,000. The Company has the option to purchase the entire interest in the project, except for the royalty, once there is a discovery of at least 500,000 ounces of gold (or equivalent in other metals) or a pre-feasibility study has been completed. The Company may exercise this option by payment of $2,000,000, reduced by the pre-production payments paid to the date of purchase.

(c) Stockade Mountain Project (Oregon, USA)

The Company entered into a mineral lease and option agreement with Bull Mountain Resources, LLC (“BMR”) to lease a 100% interest in the Stockade Mountain Project. Under the terms of the agreement, the Company is subject to the following pre-production payments:

May 16, 2022	$15,000	Paid
November 16, 2022	$10,000	Paid
May 16, 2023	$10,000	Paid
November 16, 2023	$15,000	Paid
May 16, 2024	$15,000	Paid
November 16, 2024 and every six months thereafter	$25,000

The Company is required to incur minimum E&E expenditures on the property of $30,000 by May 16, 2023 (completed). On February 28, 2024, the Company executed an amendment to the mineral lease and option agreement with BMR eliminating the requirement of 2,000 meters of drilling by May 16, 2024.

BMR will retain a 2.0% net smelter return royalty on claims owned by BMR and 0.25% net smelter return royalty on third-party claims acquired within the area of influence around the property. Payments to BMR totaling $10,000,000 in any combination of pre-production payments, production or minimum royalties will reduce the production royalties on wholly owned claims by 50% to 1.0%.

AUSTIN GOLD CORP.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
Expressed in United States dollars, except for share data

7. PROPERTY AND EQUIPMENT

Property and
equipment
Net book value - December 31, 2023	$827
Additions	11,000
Depreciation	(1,470)
Net book value - September 30, 2024	$10,357

Property and equipment consists of exploration equipment and information technology hardware.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
	2024	2023
Trade payables	$97,862	$638,671
Accrued liabilities	13,334	37,934
	$111,196	$676,605

9. SHARE CAPITAL AND OTHER RESERVES

(a) Share capital

At September 30, 2024, the authorized share capital of the Company consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b) Other reserves

The Company’s other reserves consisted of the following:

	September 30,	December 31,
	2024	2023
Other reserve - Share options	$3,148,493	$2,296,229
Other reserve - Warrants	63,228	59,702
	$3,211,721	$2,355,931

(c) Share options

The following table summarizes the changes in share options for the nine months ended September 30:

	2024		2023
		Weighted		Weighted
	Number of	average	Number of	average
	share options	exercise price	share options	exercise price
Outstanding, January 1,	3,463,333	$1.06	1,093,333	$1.67
Granted	225,000	1.00	—	—
Expired	(66,667)	2.25	—	—
Outstanding, September 30,	3,621,666	$1.03	1,093,333	$1.67

AUSTIN GOLD CORP.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
Expressed in United States dollars, except for share data

9. SHARE CAPITAL AND OTHER RESERVES (Continued)

The following table summarizes information about share options outstanding and exercisable at September 30, 2024:

	Share options outstanding		Share options exercisable
	Number of	Weighted	Number of	Weighted
	share options	average years	share options	average
Exercise prices	outstanding	to expiry	exercisable	exercise price
$0.50 - $1.00	3,055,003	3.87	1,052,503	$0.83
$2.01 - $2.50	566,663	5.41	566,663	2.22
	3,621,666	4.11	1,619,166	$1.32

Share-based compensation expense related to share options for the nine months ended September 30, 2024 was $852,264 (2023 – $179,379) of which $745,863 (2023 – $149,483) has been expensed in the unaudited condensed interim consolidated statement of loss and comprehensive loss and $106,401 (2023 – $29,896) has been capitalized to E&E assets.

The following are the weighted average assumptions used to estimate the fair value of share options granted and/or vested for the nine months ended September 30, 2024 and 2023 using the Black-Scholes pricing model:

	For the nine months ended
	September 30,	September 30,
	2024	2023
Expected life	5.00 years	N/A
Expected volatility	125.67%	N/A
Risk-free interest rate	3.49%	N/A
Expected dividend yield	Nil	N/A
Forfeiture rate	Nil	N/A

Option pricing models require the input of subjective assumptions including the expected price volatility and expected share option life. Changes in these assumptions would have a significant impact on the fair value calculation.

(d) Warrants

The following table summarizes the changes in warrants for the nine months ended September 30:

	2024		2023
	Number of	Warrant	Number of	Warrant
	warrants	reserve	warrants	reserve
Outstanding, January 1,	100,000	$59,702	362,833	$263,596
Transactions during the period:
Value assigned to warrants vested - consultants	—	3,526	—	30,279
Outstanding, September 30,	100,000	$63,228	362,833	$293,875

At September 30, 2024, the weighted average exercise price for the outstanding warrants is $0.81 (2023 – $3.41) and the weighted average remaining life is 1.09 years (2023 – 0.65 years).

AUSTIN GOLD CORP.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
Expressed in United States dollars, except for share data

10. RELATED PARTY TRANSACTIONS AND BALANCES

Key management includes the Company’s directors and officers including its President, Vice President (“VP”) Exploration, VP Business Development and Chief Financial Officer (“CFO”).

Directors and key management compensation is as follows:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
Share-based compensation	$201,270	$33,231	$824,555	$149,483
Management salaries and consulting fees	171,956	128,801	525,071	365,125
Directors’ fees	18,852	18,216	55,418	54,648
	$392,078	$180,248	$1,405,044	$569,256

For the nine months ended September 30, 2024, the Company’s officers incurred $334,025 (2023 – $15,448) of expenditures in the normal course of business on behalf of the Company.

For the nine months ended September 30, 2024, the Company incurred $50,762 (2023 – $53,024) with P2 Gold Inc., a related party of the Company, under a CFO shared-services agreement. These expenditures were expensed under management salaries and consulting fees in the unaudited condensed interim consolidated statement of loss and comprehensive loss.

As at September 30, 2024, accounts payable and accrued liabilities include $52,532 (December 31, 2023 – $29,855) owed to related parties of the Company for transactions incurred in the normal course of business.

The Company entered into a joint venture agreement with Pediment, a subsidiary of URZ (formerly NGE), for the Kelly Creek Project (refer to Note 6a) and owns 89,240 common shares of URZ (formerly NGE). During the nine months ended September 30, 2024, the Company purchased $11,000 of exploration equipment from URZ (formerly NGE) (refer to Note 7). As at September 30, 2024, the VP Business Development and a director of the Company serve as directors of URZ (formerly NGE). The VP Business Development served as interim Chief Executive Officer of URZ (formerly NGE) from December 31, 2023 to May 13, 2024.

11. FINANCIAL RISK MANAGEMENT

The Company has exposure to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk from its use of financial instruments.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s cash flows or value of its financial instruments.

(i)Currency risk

The Company is subject to currency risk on financial instruments that are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact the consolidated statement of loss and comprehensive loss. The Company does not use any hedging instruments to reduce exposure to fluctuations in foreign currency rates.

The Company is exposed to currency risk through cash and cash equivalents, receivables and other, marketable securities and accounts payable and accrued liabilities held in the parent entity which are denominated in CAD.

AUSTIN GOLD CORP.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
Expressed in United States dollars, except for share data

11. FINANCIAL RISK MANAGEMENT (Continued)

The following table shows the impact on pre-tax loss of a 10% change in the USD:CAD exchange rate on financial assets and liabilities denominated in CAD, as of September 30, 2024, with all other variables held constant:

	Impact of currency rate change on pre-tax loss
	10% increase	10% decrease
Cash and cash equivalents	$3,500	$(3,500)
Receivables and other	1,704	(1,704)
Marketable securities	1,025	(1,025)
Accounts payable and accrued liabilities	(3,965)	3,965

(ii) Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents and short-term investments. The Company’s current policy is to invest cash at variable and fixed rates of interest with cash reserves to be maintained in cash and cash equivalents in order to maintain liquidity. Fluctuations in interest rates when cash and cash equivalents and short-term investments mature impact interest and finance income earned.

The impact on pre-tax loss of a 1% change in variable interest rates on financial assets and liabilities as of September 30, 2024, with all other variables held constant, would be nominal.

(b) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its financial assets including cash and cash equivalents and short-term investments.

The carrying amount of financial assets represents the maximum credit exposure:

	September 30,	December 31,
	2024	2023
Cash and cash equivalents	$555,712	$907,551
Short-term investments	5,165,001	8,618,386
	$5,720,713	$9,525,937

The Company mitigates its exposure to credit risk on financial assets through investing its cash and cash equivalents and short-term investments with Canadian Tier 1 chartered financial institutions. Management believes there is a nominal expected credit loss associated with its financial assets.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.

The Company has issued surety bonds to support future decommissioning and restoration provisions.

Contractual undiscounted cash flow requirements for contractual obligations as at September 30, 2024 are as follows:

	Carrying	Contractual	Due within	Due within	Due within
	amount	cash flows	1 year	2 years	3 years
Accounts payable and accrued liabilities	$111,196	$111,196	$111,196	$—	$—
	$111,196	$111,196	$111,196	$—	$—

AUSTIN GOLD CORP.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
Expressed in United States dollars, except for share data

11. FINANCIAL RISK MANAGEMENT (Continued)

(d) Fair value estimation

The Company’s financial assets and liabilities are initially measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3:	Inputs for the asset or liability that are not based on observable market data.

The Company’s financial instruments consisting of cash and cash equivalents, short-term investments and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these financial instruments.

Marketable securities are fair valued at each reporting period using URZ’s (formerly NGE’s) share price on the TSX Venture Exchange.

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As at September 30, 2024	Carrying value		Fair value
	Fair value through
	profit or loss	Amortized
	(“FVTPL”)	cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$—	$555,712	$—	$—	$—
Short-term investments	—	5,165,001	—	—	—
Marketable securities	10,247	—	10,247	—	—
	$10,247	$5,720,713	$10,247	$—	$—

As at December 31, 2023	Carrying value		Fair value
		Amortized
	FVTPL	cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$—	$907,551	$—	$—	$—
Short-term investments	—	8,618,386	—	—	—
Marketable securities	7,422	—	7,422	—	—
	$7,422	$9,525,937	$7,422	$—	$—

AUSTIN GOLD CORP.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2024 and 2023
Expressed in United States dollars, except for share data

12. COMMITMENTS

The Company executed an introductory agent agreement with BMR (the “BMR Agreement”). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, the Company shall pay an introductory agent fee as follows:

Within 15 days of acquisition	$5,000
6 months after acquisition	$5,000
12 months after acquisition	$5,000
18 months after acquisition	$5,000
24 months after acquisition	$7,500
30 months after acquisition	$7,500
36 months after acquisition	$10,000
42 months after acquisition	$10,000
48 months after acquisition and every six months thereafter	$15,000

If commercial production is achieved on a property recommended by BMR, the Company shall pay a 0.5% net smelter return royalty on all mineral interests acquired within the area of influence of the mineral property. Introductory agent fees and net smelter return royalty payments totaling $1,000,000 paid by the Company will reduce the net smelter return royalty by 50% to 0.25%.

As at September 30, 2024, the BMR Agreement is not in effect for any of the Company’s mineral projects.

13. SEGMENTED INFORMATION

Exploration and development of mineral projects is considered the Company’s single business segment. All of the Company’s E&E assets are located in the USA.